UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 (Result of AGM dated 01 May 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                           1 May 2018

Barclays PLC Annual General Meeting

The Barclays PLC Annual General Meeting was held earlier today.  A poll was held on each of the resolutions proposed and the results of the poll are:

Resolutions		For	% of votes cast	Against	% of votes cast	Votes cast as % of Issued Share Capital	Withheld
1	To receive the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2017.	12,446,485,833	98.53	185,549,298	1.47	73.84	39,305,529
2	To approve the Directors' Remuneration Report (other than the part containing the Directors' Remuneration Policy) for the year ended 31 December 2017.	12,059,206,433	95.96	507,845,058	4.04	73.46	104,289,376
3	To appoint Matthew Lester as a Director of the Company.	12,574,389,186	99.26	93,220,292	0.74	74.05	3,726,044
4	To appoint Mike Turner as a Director of the Company.	12,612,189,898	99.56	55,994,934	0.44	74.05	3,150,949
5	To reappoint Mike Ashley as a Director of the Company.	12,556,493,973	99.12	111,655,640	0.88	74.05	3,175,291
6	To reappoint Tim Breedon as a Director of the Company.	12,568,019,208	99.21	100,075,807	0.79	74.05	3,239,807
7	To appoint Sir Ian Cheshire as a Director of the Company.	11,489,886,749	90.70	1,177,858,532	9.30	74.05	3,590,499
8	To appoint Mary Francis as a Director of the Company.	12,640,085,024	99.78	28,172,321	0.22	74.06	3,067,674
9	To reappoint Crawford Gillies as a Director of the Company.	12,146,768,776	95.88	521,299,100	4.12	74.05	3,267,697
10	To reappoint Sir Gerry Grimstone as a Director of the Company.	12,561,739,358	99.16	106,425,834	0.84	74.05	3,170,590
11	To reappoint Reuben Jeffery III as a Director of the Company.	12,561,370,126	99.16	106,763,385	0.84	74.05	3,201,311
12	To reappoint John McFarlane as a Director of the Company.	11,841,230,384	95.00	622,574,912	5.00	72.86	207,529,755
13	To reappoint Tushar Morzaria as a Director of the Company.	12,618,636,026	99.61	49,457,540	0.39	74.05	3,242,448
14	To reappoint Dambisa Moyo as a Director of the Company.	12,639,040,896	99.77	28,891,169	0.23	74.05	3,403,717
15	To reappoint Diane Schueneman as a Director of the Company.	12,644,158,038	99.81	24,039,772	0.19	74.06	3,137,972
16	To reappoint James Staley as a Director of the Company.	12,589,016,038	99.45	69,912,524	0.55	74.00	12,378,062
17	To appoint KPMG LLP as auditors of the Company.	12,476,064,453	98.48	192,353,993	1.52	74.06	2,916,445
18	To authorise the Board Audit Committee to set the remuneration of the Auditors.	12,547,988,703	99.76	30,181,341	0.24	73.53	2,632,627
19	To authorise the Company and its subsidiaries to make political donations and incur political expenditure.	11,382,994,474	98.37	188,281,525	1.63	67.64	1,100,059,141
20	To authorise the Directors to allot shares and securities.	11,207,541,587	88.48	1,459,890,097	11.52	74.05	3,866,026
21	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than 5% of issued share capital.	12,562,921,720	99.17	104,608,162	0.83	74.05	3,796,608
22	To authorise the Directors to allot equity securities for cash and/or to sell treasury shares other than on a pro rata basis to shareholders of no more than an additional 5% of issued share capital in connection with an acquisition or specified capital investment.	12,245,524,102	96.67	421,779,667	3.33	74.05	4,023,939
23	To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.	12,400,448,020	97.90	266,571,393	2.10	74.05	4,307,845
24	To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.	12,289,463,542	97.02	377,739,793	2.98	74.05	4,123,924
25	To authorise the Company to purchase its own shares.	12,377,905,526	97.82	275,344,064	2.18	73.97	18,085,902
26	To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days' notice.	12,034,460,854	95.00	632,853,684	5.00	74.05	4,013,171
27	To renew and approve the Scrip Dividend Programme.	12,659,621,554	99.94	8,012,755	0.06	74.05	3,695,493
28	To authorise the Company to cancel its share premium account	12,501,698,235	99.23	97,108,824	0.77	73.65	72,522,628

As at 6.30pm on Friday, 27 April 2018, the time by which shareholders who wanted to vote at the AGM must have been entered on the Company's register of members, there were 17,106,455,277 ordinary shares in issue. 458 shareholders or persons representing shareholders attended the meeting.  Shareholders are entitled to one vote per share.  Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution.

In accordance with Listing Rule 9.6.2, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at
www.Hemscott.com/nsm.doc

 - Ends -

For further information, please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0) 20 7116 4943	+44 (0) 20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website
home.barclays